

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Dr. Patrick Amstutz
Chief Executive Officer
Molecular Partners AG
Wagistrasse 14
8952 Zürich-Schlieren
Switzerland

Re: Molecular Partners AG
Registration Statement on Form F-1
Exhibit Nos. 10.2 – 10.6
Filed April 22, 2021
File No. 333-255447

Dear Dr. Amstutz:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance